EXHIBIT 12
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2011	2012	2013	2014	2015
Fixed charges:
Interest expense	$17,596	$19,446	$12,260	$9,325	$9,563
Amortization of capitalized expenses related to debt	709	685	362	983	996
Rental expense factor	1,864	1,965	2,180	2,130	2,177
Total fixed charges	$20,169	$22,096	$14,802	$12,438	$12,736
Earnings available for fixed charges:
Earnings before income taxes	$12,138	$19,249	$24,462	$22,701	$34,990
Add fixed charges before capitalized interest	20,169	22,096	14,802	12,438	12,736
Total earnings available for fixed charges	$32,307	$41,345	$39,264	$35,139	$47,726
Ratio of earnings to fixed charges(1)	1.60	1.87	2.65	2.83	3.75

(1)
For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.